UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated February 28, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Rama Sheffer
Rama Sheffer
Director of Finance

Dated: February 28, 2013

BluePhoenix Solutions Reports Fourth Quarter 2012 Results

Q4 Results continue to show progress with more cash, less burn, and improved EPS.

HERZLIYA, Israel — February 28th, 2013 — BluePhoenix Solutions (NASDAQ: BPHX), the leader in legacy lifecycle modernization, today announced financial results for the fourth quarter of 2012.  The turnaround plan continues to be on target showing better operating income and increased gross profit.

With the completion of another discontinued operation, BridgeQuest Inc., net operating income on a non-GAAP basis is reported to have improved 45% in Q4 over Q3 with a loss of only $72 K. Additional achievements in Q4 include an improvement in the cash balance of 33% to $2.56 million.  Net cash burn continues to decrease and is down to $281 K in Q4.  Earnings per share were better quarter over quarter with a non-GAAP loss of $(0.02) per diluted share in Q4 compared to a loss of $(0.03) in Q3.

Matt Bell, CEO of BluePhoenix said “We are very happy with the progress we are making and the quarterly numbers continue to show improving results.  Almost all of the restructuring is behind us and we are now focused on our core strengths, building sales, and launching new marketing efforts.  As a result the pipeline is growing and we are finding new areas to leverage existing technology to sell to new markets.”

BluePhoenix will go over the following numbers during their quarterly conference call today at 4:30PM Eastern US time. The call can be accessed by dialing 1-888-668-9141 within the United States, or via +972-3-9180610 if calling internationally, approximately five minutes prior to its scheduled commencement.  A live Veidan Broadcasting and a replay can be accessed through a link that will be available via the BluePhoenix website.

Non-GAAP Results (in thousands US$)	Q4 2012 *	Q3 2012 *	Q4/2011 *
Sales	3,059	2,679	4,642
Operating profit (loss)	(72)	(130)	990
Net (Loss) Income	(264)	(241)	(2,424)
Earnings (Loss) per share, diluted*	(0.02)	(0.03)	(0.39)

GAAP Results (in thousands US$)	Q4 2012	*	Q3 2012 *	Q4 2011 *
Sales	3,059		2,679	4,642
Operating profit (loss)	218	**	(789)	(17,875)
Net loss	(383	)**	(3,685)	(21,278)
Loss per share, diluted*	(0.04)		(0.46)	(3.39)

Notes:
* During Q4 2012 we announced the initiation of the sale of the operations of BridgeQuest. The results for 2012 are presented after reclassification of Liacom Ltd.  and Bridgequest Inc. as discontinued operation.
** The goodwill valuation is currently underway by a third party appraisal. We expect that the valuation will be completed prior to the filing of our Annual Report on Form 20-F. Actual results may differ from the estimated amount in this press release.

At present, following the completion of the sale of AppBuilder business, an amount of $1 million is held in escrow accounts to secure certain company obligations under the sale agreement.

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including non-GAAP operating income and non-GAAP net income. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets;

•	Stock-based compensation;
•	Onetime expenses related to cost saving plan and one time charges;
•	Revaluation of derivatives and discount amortization;
•	Gain on sales of subsidiaries and Appbuilder ;
•	Net loss from discontinued operation.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges and gains that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Unaudited Reconciliation of GAAP to Non-GAAP."

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy language and database translation. The BluePhoenix portfolio includes a comprehensive suite of tools and services for automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to minimize risk and provide a clear path from legacy platforms like COBOL, Natural/Adabas and others to modern solutions like SQL, DB2, Java and more.  BluePhoenix customers come from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail.  BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Matt Bell
BluePhoenix Solutions
+972-9-9526110
investors@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011*	2012	2011*
	Unaudited		Unaudited

Revenues	$3,059	$4,642	$10,624	$21,471
Cost of revenues	1,349	3,207	7,052	15,962
Gross profit	1,710	1,435	3,572	5,509
Research and development costs	327	542	691	3,056
Selling, general and administrative expenses	2,015	5,073	8,685	15,717
Gain on sales of subsidiaries and Appbuilder	(850)	4,063	(1,195)	4,063
Goodwill impairment	-	9,632	-	9,632
Total operating expenses	1,492	19,310	8,181	32,468
Operating loss	218	(17,875)	(4,609)	(26,959)
Financial expenses, net	38	395	5,358	1,121
Other income	-	-	(580)	-
Loss before taxes	180	(18,270)	(9,387)	(28,080)
Taxes on income	57	3,233	221	3,272
Net loss from continued operation	123	(21,503)	(9,608)	(31,352)
Net loss (profit) from discontinued operation	365	(255)	1,469	1,115
Net loss	(242)	(21,248)	(11,077)	(32,467)
Net result attributable to noncontrolling interests	141	30	351	(91)
Loss attributed to BluePhoenix shareholders	$(383)	$(21,278)	$(11,428)	$(32,376)
Loss per share:
From continued operation- basic and diluted	$0.00	$(3.44)	$(1.26)	$(5.08)
From discontinued operation- basic and diluted	$(0.04)	$0.05	$(0.19)	$(0.18)
Attributed to the shareholders	$(0.04)	$(3.39)	$(1.45)	$(5.26)
Shares used in per share calculation:
Basic and diluted **	10,594	6,268	7,897	6,158

* Presented after reclassification of Liacom Ltd. as discontinued operation.
** On December 28, 2011 the company performed a one-for-four reverse split of its outstanding shares.
*** The goodwill valuation is currently underway by a third party appraisal. The Company expects that the valuation will be completed prior to the filing of its Annual Report on Form 20-F. Actual results may differ from the estimated amount in this press release.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited		Unaudited

GAAP Gross Profit	$1,710	$1,435	$3,572	$5,509
Amortization of intangible assets	266	758	1,531	3,708
Expenses related to cost saving plan and one time charges	-	1,376	36	5,613
Non-GAAP gross profit	$1,976	$3,569	$5,139	$14,830

GAAP operating loss	$218	$(17,875)	$(4,609)	$(26,959)
Amortization of intangible assets	266	758	1,531	3,708
Expenses related to cost saving plan and one time charges	-	4,151	87	13,488
Stock-based compensation	294	261	1,703	1,208
Gain on sales of subsidiaries and Appbuilder	(850)	4,063	(1,195)	4,063
Goodwill impairment	-	9,632	-	9,632
Non-GAAP operating income (loss)	$(72)	$990	$(2,483)	$5,140

GAAP Net loss attributable to BluePhoenix	$(383)	$(21,278)	$(11,428)	$(32,376)
Amortization of intangible assets	266	758	1,531	3,708
Expenses related to cost saving plan and one time charges	-	4,151	87	13,488
Stock-based compensation	294	261	1,703	1,208
Gain on sales of subsidiaries and Appbuilder	(850)	4,063	(1,195)	4,063
Revaluation of derivatives and discount amortization	-	9,632	-	9,632
Net loss from discontinued operation	44	244	4,868	(45)
Net loss from discontinued operation	365	(255)	1,469	1,115
Non-GAAP Net income (loss) attributable to BluePhoenix	$(264)	$(2,424)	$(2,965)	$793

Shares used in diluted earnings per share calculation	10,594	6,268	7,897	6,167

Non - GAAP Diluted Earnings per share	$(0.02)	$(0.39)	$(0.38)	$0.13

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2012	2011*
	Unaudited
ASSETS
Current Assets:
Cash and cash equivalents	$2,560	$3,997
Restricted cash	33	-
Trade accounts receivable, net	2,445	7,675
Other current assets	581	1,041
Assets held for sale	791
Total Current Assets	6,410	12,713
Non-Current Assets:
Restricted cash	-	3,428
Property and equipment, net	562	1,021
Goodwill	12,501	14,238
Intangible assets and other, net	277	3,000
Total Non-Current Assets	13,340	21,687
TOTAL ASSETS	$19,750	$34,400

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank credit	$217	$6,983
Trade accounts payable	1,256	3,403
Deferred revenues	712	739
Other current liabilities	950	3,272
Liabilities held for sale	467	-
Total Current Liabilities	3,602	14,397
Non-Current Liabilities
Accrued severance pay, net	408	410
Loans from banks and others	281	3,945
Derivative liabilities - Warrants	370	53
Total Non-Current Liabilities	1,059	4,408
Total Equity	15,089	15,595
TOTAL LIABILITIES AND EQUITY	$19,750	$34,400

* The goodwill valuation is currently underway by a third party appraisal. The Company expects that the valuation will be completed prior to the filing of its Annual Report on Form 20-F. Actual results may differ from the estimated amount in this press release.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011*	2012	2011*
	Unaudited		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(242)	$(21,248)	$(11,077)	$(32,467)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	309	917	1,867	4,332
Goodwill impairment	-	9,632	-	9,632
Decrease in accrued severance pay, net	(16)	(154)	(32)	(874)
Stock–based compensation	294	261	1,703	1,208
Change in fair value of derivatives and discount amortization	44	243	4,868	(45)
Gain on sales of subsidiaries and Appbuilder	(787)	4,063	(426)	4,063
Loss on sale of property and equipment	-	18	12	18
Deferred income taxes, net	-	2,805	-	2,791
Long term receivable	-	20	-	-

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(145)	755	610	5,780
Decrease (increase) in other current assets	48	1,282	(676)	948
Decrease in trade payables	(162)	(352)	(1,268)	(1,723)
Decrease in other current liabilities and deferred revenues	376	(225)	127	(2,053)
Net cash used in operating activities	(281)	(1,983)	(4,292)	(8,390)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	46	(3,428)	4,077	(3,428)
Purchase of property and equipment	(53)	(140)	(111)	(301)
Proceeds from sale of property and equipment	-	-	50	32
Additional consideration of previously acquired subsidiaries	-	-	-	(1,163)
Proceeds from sales of subsidiaries and Appbuilder	1,009	8,586	3,959	8,586
Net cash provided by (used) in investing activities	1,002	5,018	7,975	3,726

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit and convertible notes, net	(86)	3,899	(1,687)	(2,155)
Issuance of shares and loan	-	(5,000)	-	-
Exercise of warrants	-	-	120	-
Repayment of long-term loans	-	(1,838)	(3,553)	(2,264)
Receipt of long term loans	-	1,002	-	1,002
Dividend paid to noncontrolling interest	-	-	-	(217)
Net cash used in financing activities	(86)	(1,937)	(5,120)	(3,634)
NET CASH DECREASE FROM CONTINUED OPERATION	635	1,098	(1,437)	(8,298)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,925	2,899	3,997	12,295
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,560	$3,997	$2,560	$3,997